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                               December 10, 2021

       Chongyi Yang
       Chief Executive Officer
       CHINA CHANGJIANG MINING & NEW ENERGY COMPANY, LTD.
       Room 1907, No. 1038 West Nanjing Road
       Westagate Mall
       Jing   An District, Shanghai, China 200041

                                                        Re: CHINA CHANGJIANG
MINING & NEW ENERGY COMPANY, LTD.
                                                            Amendment No. 3 to
Registration Statement on Form 10
                                                            Filed November 18,
2021
                                                            File No. 000-05474

       Dear Mr. Yang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form 10 filed November 18, 2021

       Our Auditor is U.S. based . . ., , page 8

   1. We note your revisions in response to prior comment 1. Please revise the caption and first sentence of this risk
factor to clarify that the auditor, not the company or issuer, is subject to inspection by the
PCAOB. Also, although your auditor is currently subject to such inspection, please
disclose any material risks to the company and investors if it is later determined that the
PCAOB is unable to inspect or investigate completely your auditor because of a position
taken by an authority in a foreign jurisdiction. Finally, revise to clarify the
consequences of an inability to inspect or investigate completely your auditor, specifically that both
trading in the securities may be prohibited and an exchange may determine to delist the
securities.
 Chongyi Yang
CHINA CHANGJIANG MINING & NEW ENERGY COMPANY, LTD.
December 10, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Geoff Kruczek at (202) 551-3641 or Anne Parker, Office Chief, at (202)
551-3611 with any other questions.



                                                          Sincerely,
FirstName LastNameChongyi Yang
                                          Division of Corporation Finance
Comapany NameCHINA CHANGJIANG MINING & NEW ENERGY COMPANY, LTD.
                                          Office of Manufacturing
December 10, 2021 Page 2
cc:       Rhonda Keaveney
FirstName LastName